UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation             CERTIFICATE PURSUANT TO RULE
(File No. 70-9533)                              24 UNDER THE PUBLIC UTILITY
                                                HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the orders (the Orders) of the Securities and Exchange Commission (the Commission) dated February 14, 2000 and January 31, 2001, in the above-referenced file. The Orders directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period July 1, 2001 through September 30, 2001. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1.       SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         No new shares of SCANA common stock were issued under such plans. Options to purchase 22,142 shares of SCANA Common Stock were granted pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. 163,712 shares of SCANA common stock were purchased in the open market for issuance pursuant to the SCANA Investor Plus Plan and 246,277 shares of SCANA common stock were purchased in the open market for issuance pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

                           None

4.       SCANA guarantees issued during the quarter:

         None

5. SCANA debt, Utility Subsidiary short-term debt and Public Service Company of North Carolina, Incorporated long-term debt issued during the quarter:

         A.  SCANA debt issuances:

              There was no short-term indebtedness of SCANA outstanding at any time during the period. There was no issuance of long-term debt for SCANA Corporation during the quarter.

B.       Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:
              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $0.9 million to $48.5 million, at interest rates ranging from 2.68% to 3.80%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $107.8 million.

              Public Service Company of North Carolina, Incorporated:
              None

              There was no short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any time during the period.

              South Carolina Generating Company, Inc.:
              None

              There was no short-term indebtedness of South Carolina Generating Company, Inc. outstanding at any time during the period.

C. Public Service Company of North Carolina, Incorporated long-term debt issuances:

              None

6. Utility Subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         See items 5B and 5C above.

7.       Forms U-6B-2 filed with the Commission during the quarter:

         SCANA Corporation Form U-6B-2 filed August 28, 2001.

8. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter.

         SCANA Consolidated Balance Sheet (Not applicable).

         South Carolina Electric & Gas Company Balance Sheet (Incorporated by reference to the filing of South Carolina Electric & Gas Company on Form 10-Q for the period ended September 30, 2001).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Not applicable).

         South Carolina Generating Company, Inc. Balance Sheet (Not applicable).

9. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter.

         SCANA Corporation Form S-3 filed August 24, 2001 (Incorporated by reference to SCANA Corporation File No. 333-68266)

         South Carolina Electric & Gas Company Form S-3 filed July 19, 2001 (Incorporated by reference to South Carolina Electric & Gas Company File No. 333-65460)

         Public Service Company of North Carolina, Incorporated Form S-3 filed August 28, 2001 (Incorporated by reference to Public Service Company of North Carolina, Incorporated File No. 333-68516)

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                               SCANA Corporation
                                   Registrant





               by:     s/Mark R. Cannon
                       ------------------------------------

                       Mark R. Cannon
                       ------------------------------------
                                     (Name)

                       Controller
                       ------------------------------------
                       (Title)


Dated:  November 29, 2001